Underlying supplement no. 15-I
To the prospectus dated April 8, 2020 and
the prospectus supplement dated April 8, 2020

Registration Statement Nos. 333-236659
and 333-236659-01
Dated February 14, 2022
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Notes Linked to the MerQube US Large-Cap Vol Advantage Index

JPMORGAN CHASE FINANCIAL COMPANY LLC

Notes, Fully and Unconditionally Guaranteed by JPMorgan Chase & Co., Linked to the MerQube US Large-Cap Vol Advantage Index

Each of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC may, from time to time, offer and sell notes linked in whole or in part to the MerQube US Large-Cap Vol Advantage Index (the "**Index**"). The issuer of the notes, as specified in the relevant terms supplement, is referred to in this underlying supplement as the "Issuer." The Issuer will be either JPMorgan Chase & Co. or JPMorgan Chase Financial Company LLC. For notes issued by JPMorgan Chase Financial Company LLC, JPMorgan Chase & Co., in its capacity as guarantor of those notes, is referred to in this product supplement as the "Guarantor."

The Index is subject to a 6.0% per annum daily deduction. This daily deduction will offset any appreciation of the futures contracts included in the Index, will heighten any depreciation of those futures contracts and will generally be a drag on the performance of the Index. The Index will trail the performance of an identical index without a deduction.

This underlying supplement describes the Index, the relationship between JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and the sponsor of the Index and terms that will apply generally to notes linked in whole or in part to an Index and provides other information. This underlying supplement supplements the terms described in the accompanying product supplement, the prospectus supplement and the prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes. These term sheets and pricing supplements are referred to generally in this underlying supplement as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described in this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement and the accompanying product supplement or another accompanying underlying supplement contain information relating to the Index, the information contained in the document with the most recent date will control.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-2 of the prospectus supplement, "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page US-3 of this underlying supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

February 14, 2022

TABLE OF CONTENTS

The Issuer and the Guarantor (if applicable) have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus with respect to the notes offered by the relevant terms supplement and with respect to the Issuer and the Guarantor (if applicable). The Issuer and the Guarantor (if applicable) take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The relevant terms supplement, together with this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus, will contain the terms of the notes and will supersede all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of the Issuer. The information in each of the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus may be accurate only as of the date of that document.

The notes are not appropriate for all investors and involve a number of risks and important legal and tax consequences that should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which that offer or solicitation is unlawful.

The notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act"). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

In this underlying supplement, "we," "us" and "our" refer to the Issuer, unless the context requires otherwise, and "JPMorgan Financial" refers to JPMorgan Chase Financial Company LLC. To the extent applicable, the index described in this underlying supplement is deemed to be one of the "Indices" referred to in the accompanying product supplement.

SUMMARY

All information contained in this underlying supplement regarding the MerQube US Large-Cap Vol Advantage Index (the "**Index**"), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information and other information provided by MerQube (the "**Index Sponsor**" and "**Index Calculation Agent**"), without independent verification. This information reflects the policies of, and is subject to change by, the Index Sponsor. The Index was developed by the Index Sponsor, in coordination with J.P. Morgan Securities LLC. The Index is maintained by the Index Sponsor and is calculated and published by the Index Calculation Agent. The Index Sponsor has no obligation to continue to publish, and may discontinue the publication of, the Index.

In September 2021, an affiliate of ours purchased a 10% equity interest in the Index Sponsor, with a right to appoint an employee of J.P. Morgan Securities LLC, another of our affiliates, as a member of the board of directors of the Index Sponsor.

The Index was established on February 11, 2022. The Index is reported by the Bloomberg Professional® service under the ticker symbol "MQUSLVA".

The Index attempts to provide a dynamic rules-based exposure to an unfunded rolling position in E-mini® S&P 500® futures (the "**Futures Contracts**"), which reference the S&P 500® Index, while targeting a level of implied volatility, with a maximum exposure to the Futures Contracts of 500% and a minimum exposure to the Futures Contracts of 0%. The Index is subject to a 6.0% per annum daily deduction. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the Futures Contracts and the S&P 500® Index, see "Background on E-mini® S&P 500® Futures" and "Background on the S&P 500® Index," respectively, below.

On each weekly Index rebalance day, the exposure to the Futures Contracts is set equal to (a) the 35% implied volatility target (the "**target volatility**") *divided by* (b) the one-week implied volatility of the SPDR® S&P 500® ETF Trust (the "**SPY Fund**"), subject to a maximum exposure of 500%. For example, if the implied volatility of the SPY Fund is equal to 17.5%, the exposure to the Futures Contracts will equal 200% (or 35% / 17.5%) and if the implied volatility of the SPY Fund is equal to 40%, the exposure to the Futures Contracts will equal 87.5% (or 35% / 40%). The Index's exposure to the Futures Contracts will be greater than 100% when the implied volatility of the SPY Fund is below 35%, and the Index's exposure to the Futures Contracts will be less than 100% when the implied volatility of the SPY Fund is above 35%. In general, the Index's target volatility feature is expected to result in the volatility of the Index being more stable over time than if no target volatility feature were employed. No assurance can be provided that the volatility of the Index will be stable at any time.

The investment objective of the SPY Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index. For more information about the SPY Fund, see "Background on the SPDR® S&P 500® ETF Trust" below. The Index uses the implied volatility of the SPY Fund as a proxy for the volatility of the Futures Contracts.

The 6.0% per annum daily deduction will offset any appreciation of the Futures Contracts, will heighten any depreciation of the Futures Contracts and will generally be a drag on the performance of the Index. The Index will trail the performance of an identical index without a deduction.

Holding the estimated value of the notes and market conditions constant, the economic terms available on the notes are expected to be more favorable to investors than the terms that would be available on a hypothetical note issued by us linked to an identical index without a daily deduction. However, there can be no assurance that any improvement in the terms of the notes derived from the daily deduction will offset the negative effect of the daily deduction on the performance of the Index. The return on the notes may be lower than the return on a hypothetical note issued by us linked to an identical index without a daily deduction.

The daily deduction and the volatility of the Index (as influenced by the Index's target volatility feature) are two of the primary variables that affect the economic terms of the notes. Additionally, the daily deduction and volatility of the Index are two of the inputs our affiliates' internal pricing models use to value the derivative or derivatives underlying the economic terms of the notes for purposes of determining the estimated value of the notes set forth in the relevant terms supplement. The daily deduction will effectively reduce the value of the derivative or derivatives underlying the economic terms of the notes. See the discussion and risk factors relating to the estimated value of the notes in the accompanying product supplement and the relevant terms supplement.

For additional information about the Index, see "The MerQube US Large-Cap Vol Advantage Index" below.

The Index is subject to risks associated with the use of significant leverage. In addition, the Index may be significantly uninvested on any given day, and, in that case, will realize only a portion of any gains due to appreciation of the Futures Contracts on that day. The index deduction is deducted daily at a rate of 6.0% per annum, even when the Index is not fully invested.

No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference the Futures Contracts.

RISK FACTORS

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing directly in the Index, the Futures Contracts, the S&P 500® Index, any of the equity securities composing the S&P 500® Index, the SPY Fund or exchange-traded or over-the-counter instruments based on, or other instruments linked to any of the foregoing. **You should consider carefully the following discussion of risks as well as the discussion of risks included in the relevant terms supplement, in the accompanying product supplement and in any accompanying underlying supplement before you decide that an investment in the notes is suitable for you.**

Risks Relating to the Index

J.P. Morgan Securities LLC, an affiliate of the Issuer and the Guarantor (if applicable), coordinated with the Index Sponsor in the development of the Indices, and our affiliate owns an equity interest in the Index Sponsor.

J.P. Morgan Securities LLC, which is referred to in this underlying supplement as JPMS, an affiliate of the Issuer and the Guarantor (if applicable), coordinated with the Index Sponsor in its development of the guidelines and policies governing the composition and calculation of the Index. Although the Index Sponsor, in developing the Index, coordinated with JPMS, JPMorgan Chase & Co., as the ultimate parent company of JPMS, ultimately controls JPMS.

In September 2021, an affiliate of ours purchased a 10% equity interest in the Index Sponsor, with a right to appoint an employee of JPMS, another of our affiliates, as a member of the board of directors of the Index Sponsor. The Index Sponsor can implement policies, make judgments or enact changes to the Index methodology that could negatively affect the performance of the Index. The Index Sponsor can also alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the notes. The Index Sponsor has no obligation to consider your interests in calculating, maintaining or revising the Index, and we, JPMS, our other affiliates and our respective employees are under no obligation to consider your interests as an investor in the notes in connection with the role of our affiliate as an owner of an equity interest in the Index Sponsor or the role of an employee of JPMS as a member of the board of directors of the Index Sponsor.

In addition, the policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMS was under no obligation to consider your interests as an investor in the notes in its role in developing the guidelines and policies governing the Index or making judgments that may affect the level of the Index. Furthermore, the inclusion of Futures Contracts in the Index is not an investment recommendation by the Issuer, the Guarantor (if applicable) or JPMS of the Futures Contracts underlying the Index.

The level of the Index will include a 6.0% per annum daily deduction.

One way in which the Index may differ from a typical index is that its level will include a 6.0% per annum daily deduction. As a result of the daily deduction, the level of the Index will trail the value of a hypothetical identically constituted notional portfolio that is not subject to any such deduction.

The index deduction will place a significant drag on the performance of the Index, potentially offsetting positive returns on the Index's investment strategy, exacerbating negative returns of its investment strategy and causing the level of the Index to decline steadily if the return of its investment strategy is relatively flat. The Index will not appreciate unless the return of its investment strategy is sufficient to offset the negative effects of the index deduction, and then only to the extent that the return of its investment strategy is greater than the index deduction. As a result of the index deduction, the level of the Index may decline even if the return of its investment strategy is positive.

The daily deduction is one of the inputs our affiliates' internal pricing models use to value the derivative or derivatives underlying the economic terms of the notes for purposes of determining the estimated value of the notes set forth in the relevant terms supplement. The daily deduction will effectively reduce the value of the derivative or derivatives underlying the economic terms of the notes. See the discussion and risk factors relating to the estimated value of the notes in the accompanying product supplement and the relevant terms supplement.

The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Futures Contracts.

No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed with respect to the Futures Contracts.

The Index may not approximate its target volatility.

No assurance can be given that the Index will maintain an annualized realized volatility that approximates its target volatility of 35%. The Index's target volatility is a level of implied volatility and therefore the actual realized volatility of the Index may be greater or less than the target volatility. On each weekly Index rebalance day, the Index's exposure to the Futures Contracts is set equal to (a) the 35% volatility target divided by (b) the one-week implied volatility of the SPY Fund, subject to a maximum exposure of 500%. The Index uses the implied volatility of the SPY Fund as a proxy for the volatility of the Futures Contracts. However, there is no guarantee that the methodology used by the Index to determine the implied volatility of the SPY Fund will be representative of the implied or realized volatility of the Futures Contracts. The performance of the SPY Fund may not correlate with the performance of the Futures Contracts, particularly during periods of market volatility. In addition, the volatility of the Futures Contracts on any day may change quickly and unexpectedly and realized volatility may differ significantly from implied volatility. In general, over time, the realized volatilities of the SPY Fund and the Futures Contracts have tended to be lower than their respective implied volatilities; however, at any time those realized volatilities may exceed their respective implied volatilities, particularly during periods of market volatility. Accordingly, the actual realized annualized volatility of the Index may be greater than or less than the target volatility, which may adversely affect the level of the Index and the value of the notes.

The Index is subject to risks associated with the use of significant leverage.

On a weekly Index rebalance day, the Index will employ leverage to increase the exposure of the Index to the Futures Contracts if the implied volatility of the SPY Fund is below 35%, subject to a maximum exposure of 500%. Under normal market conditions in the past, the SPY Fund has tended to exhibit an implied volatility below 35%. Accordingly, the Index has generally employed leverage in the past, except during periods of elevated volatility. When leverage is employed, any movements in the prices of the Futures Contracts will result in greater changes in the level of the Index than if leverage were not used. In particular, the use of leverage will magnify any negative performance of the Futures Contracts, which, in turn, would negatively affect the performance of the Index. Because the Index's leverage is adjusted only on a weekly basis, in situations where a significant increase in volatility is accompanied by a significant decline in the value of the Futures Contracts, the level of the Index may decline significantly before the following Index rebalance day when the Index's exposure to the Futures Contracts would be reduced.

The Index may be significantly uninvested.

On a weekly Index rebalance day, the Index's exposure to the Futures Contracts will be less than 100% when the implied volatility of the SPY Fund is above 35%. If the Index's exposure to the Futures Contracts is less than 100%, the Index will not be fully invested, and any uninvested portion will earn no return. The Index may be significantly uninvested on any given day, and will realize only a portion of any gains due to appreciation of the Futures Contracts on any such day. The 6.0% per annum deduction is deducted daily, even when the Index is not fully invested.

The Index may be adversely affected if later Futures Contracts have higher prices than an expiring Futures Contract included in the Index.

As the Futures Contracts included in the Index come to expiration, they are replaced by Futures Contracts that expire three months later. This is accomplished by synthetically selling the expiring Futures Contract and synthetically purchasing the Futures Contract that expires three months from that time. This process is referred to as "rolling." Excluding other considerations, if the market for the Futures Contracts is in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the later Futures Contract would take place at a price that is higher than the price of the expiring Futures Contract, thereby creating a negative "roll yield." In addition, excluding other considerations, if the market for the Futures Contracts is in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the purchase of the later Futures Contract would take place at a price that is lower than the price of the expiring Futures Contract, thereby creating a positive "roll yield." The presence of contango in the market for the Futures Contracts could adversely affect the level of the Index and, accordingly, any payment on the notes.

The Index is an excess return index that does not reflect "total returns."

The Index is an excess return index that does not reflect total returns. The return from investing in futures contracts derives from three sources: (a) changes in the price of the relevant futures contracts (which is known as the "price return"); (b) any profit or loss realized when rolling the relevant futures contracts (which is known as the "roll return"); and (c) any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "collateral return").

The Index measure the returns accrued from investing in uncollateralized futures contracts (*i.e.*, the sum of the price return and the roll return associated with an investment in the Futures Contracts). By contrast, a total return index, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the Futures Contracts (*i.e.*, the collateral return associated with an investment in the Futures Contracts). Investing in the notes will not generate the same return as would be generated from investing in a total return index related to the Futures Contracts.

The Index has a limited operating history and may perform in unanticipated ways.

The Index was established on February 11, 2022 and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the Index Sponsor when determining the level of the Index. Past performance should not be considered indicative of future performance.

The equity securities of JPMorgan Chase & Co. are currently included in the S&P 500® Index.

The equity securities of JPMorgan Chase & Co. are currently included in the S&P 500® Index. We have no obligation to consider your interests as a holder of the notes in taking any action that might affect the level of the S&P 500® Index, including those that might affect the value of your notes. We will have no ability to control the actions of the other issuers of the equity securities included in the S&P 500® Index, including actions that could affect the value of the equity securities included in the S&P 500® Index or your notes. None of those issuers will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

Concentration risks associated with the Index may adversely affect the value of your notes.

The Index generally provides exposure to a single futures contract on the S&P 500® Index that trades on the Chicago Mercantile Exchange. Accordingly, the notes are less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than the Indices in terms of both the number and variety of futures contracts. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

Hypothetical back-tested data relating to the Index do not represent actual historical data and are subject to inherent limitations.

Hypothetical back-tested performance measures of the Index are purely theoretical and do not represent the actual historical performance of the Index and have not been verified by an independent third party. Hypothetical back-tested performance measures have inherent limitations. Hypothetical back-tested performance is derived by means of the retroactive application of a back-tested model that has been designed with the benefit of hindsight. Alternative modelling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

The Index is subject to significant risks associated with futures contracts, including volatility.

The Index tracks the returns of futures contracts. The price of a futures contract depends not only on the price of the underlying asset referenced by the futures contract, but also on a range of other factors, including but not limited to changing supply and demand relationships, interest rates, governmental and regulatory policies and the policies of the exchanges on which the futures contracts trade. In addition, the futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These factors and others can cause the prices of futures contracts to be volatile.

Suspension or disruptions of market trading in futures contracts may adversely affect the value of your notes.

Futures markets like the Chicago Mercantile Exchange, the market for the Futures Contracts, are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, futures exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the level of the Index and therefore could affect adversely the value of your notes.

The official settlement price and intraday trading prices of the relevant Futures Contracts may not be readily available.

The official settlement price and intraday trading prices of the Futures Contracts are calculated and published by the Chicago Mercantile Exchange and are used to calculate the levels of the Index. Any disruption in trading of the Futures Contracts could delay the release or availability of the official settlement price and intraday trading prices and may delay or prevent the calculation of the Index.

Changes in the margin requirements for the Futures Contracts included in the Index may adversely affect the value of the notes.

Futures exchanges require market participants to post collateral in order to open and to keep open positions in futures contracts. If an exchange changes the amount of collateral required to be posted to hold positions in the Futures Contracts, market participants may adjust their positions, which may affect the prices of the Futures Contracts. As a result, the level of the Index may be affected, which may adversely affect the value of the notes.

Historical performance of the Index should not be taken as an indication of the future performance of the Index during the term of the notes.

The actual performance of the Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Index or its hypothetical, back-tested historical performance. As a result, it is impossible to predict whether the level of the Index will rise or fall.

The notes are not regulated by the Commodity Futures Trading Commission (the "CFTC").

The net proceeds to be received by the Issuer from the sale of the notes will not be used to purchase or sell any futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute either an investment in futures contracts or options on futures contracts or an investment in a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the CFTC. Among other things, this means that the Issuer and the Guarantor (if applicable) are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. For example, the price you pay to purchase notes will be used by the Issuer for its own purposes and will not be subject to customer funds segregation requirements provided to customers that trade futures on an exchange regulated by the CFTC.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool, and its operator may be required to register with and be regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, the Issuer and the Guarantor (if applicable) will not be registered with the CFTC as a commodity pool operator and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

THE MERQUBE US LARGE-CAP VOL ADVANTAGE INDEX

All information contained in this underlying supplement regarding the MerQube US Large-Cap Vol Advantage Index (the "**Index**"), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information and other information provided by MerQube (the "**Index Sponsor**" and "**Index Calculation Agent**"), without independent verification. This information reflects the policies of, and is subject to change by, the Index Sponsor. The Index was developed by the Index Sponsor, in coordination with J.P. Morgan Securities LLC. The Index is maintained by the Index Sponsor and is calculated and published by the Index Calculation Agent. The Index Sponsor has no obligation to continue to publish, and may discontinue the publication of, the Index.

In September 2021, an affiliate of ours purchased a 10% equity interest in the Index Sponsor, with a right to appoint an employee of J.P. Morgan Securities LLC, another of our affiliates, as a member of the board of directors of the Index Sponsor.

The Index was established on February 11, 2022. The Index is reported by the Bloomberg Professional® service under the ticker symbol "MQUSLVA".

The Index attempts to provide a dynamic rules-based exposure to an unfunded rolling position in E-mini® S&P 500® futures (the "**Futures Contracts**"), which reference the S&P 500® Index, while targeting a level of implied volatility, with a maximum exposure to the Futures Contracts of 500% and a minimum exposure to the Futures Contracts of 0%. The Index is subject to a 6.0% per annum daily deduction. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the Futures Contracts and the S&P 500® Index, see "Background on E-mini® S&P 500® Futures" and "Background on the S&P 500® Index," respectively, below.

The 6.0% per annum daily deduction will offset any appreciation of the Futures Contracts, will heighten any depreciation of the Futures Contracts and will generally be a drag on the performance of the Index. The Index will trail the performance of an identical index without a deduction.

Holding the estimated value of the notes and market conditions constant, the economic terms available on the notes are expected to be more favorable to investors than the terms that would be available on a hypothetical note issued by us linked to an identical index without a daily deduction. However, there can be no assurance that any improvement in the terms of the notes derived from the daily deduction will offset the negative effect of the daily deduction on the performance of the Index. The return on the notes may be lower than the return on a hypothetical note issued by us linked to an identical index without a daily deduction.

The daily deduction and the volatility of the Index (as influenced by the Index's target volatility feature) are two of the primary variables that affect the economic terms of the notes. Additionally, the daily deduction and volatility of the Index are two of the inputs our affiliates' internal pricing models use to value the derivative or derivatives underlying the economic terms of the notes for purposes of determining the estimated value of the notes set forth in the relevant terms supplement. The daily deduction will effectively reduce the value of the derivative or derivatives underlying the economic terms of the notes. See the discussion and risk factors relating to the estimated value of the notes in the accompanying product supplement and the relevant terms supplement.

The Index is subject to risks associated with the use of significant leverage. In addition, the Index may be significantly uninvested on any given day, and, in that case, will realize only a portion of any gains due to appreciation of the Futures Contracts on that day. The index deduction is deducted daily at a rate of 6.0% per annum, even when the Index is not fully invested.

No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference the Futures Contracts.

Weekly Index Rebalancing

On each weekly Index Rebalance Day (as defined below), the exposure to the Futures Contracts is set equal to (a) the 35% implied volatility target (the "**target volatility**") *divided by* (b) the one-week implied volatility of the SPDR® S&P 500® ETF Trust (the "**SPY Fund**"), subject to a maximum exposure of 500%. For example, if the implied volatility of the SPY Fund is equal to 17.5%, the exposure to the Futures Contracts will equal 200% (or 35% / 17.5%) and if the implied volatility of the SPY Fund is equal to 40%, the exposure to the Futures Contracts will equal 87.5% (or 35% / 40%). The Index's exposure to the Futures Contracts will be greater than 100% when the implied volatility of the SPY Fund is below 35%, and the Index's exposure to the Futures Contracts will be less than 100% when the implied volatility of the SPY Fund is above 35%. In general, the Index's target volatility feature is expected to result in the volatility of the Index being more stable over time than if no target volatility feature were employed. No assurance can be provided that the volatility of the Index will be stable at any time.

The investment objective of the SPY Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index. For more information about the SPY Fund, see "Background on the SPDR® S&P 500® ETF Trust" below. The Index uses the implied volatility of the SPY Fund as a proxy for the volatility of the Futures Contracts.

Volatility is a measure of the degree of variation in the value of an asset over a period of time. One common approach to estimating volatility is to infer the market's expectation of the volatility of an asset over a future period from the prices of listed option contracts that reference the asset, which is referred to as implied volatility.

The Index Calculation Agent calculates the one-week implied volatility of the SPY Fund by referencing out-of-the-money call options on the SPY Fund and out-of-the-money put options on the SPY Fund, centered around an at-the-money strike price, with a scheduled expiry date on the immediately following Index Rebalance Date. The options used for this purpose are put options with strikes at or below the at-the-money strike price, call options with strikes at or above the at-the-money strike price and put and call options with strikes equal to the at-the-money strike price. In calculating the implied volatility of the SPY Fund, the contribution of a single option to the implied volatility of the SPY Fund is generally proportional to the difference between strikes of the options on either side of that option and to the price of that option, and is inversely proportional to the square of that option's strike price. In addition, the Index Calculation Agent adjusts the price of any American-style options that are selected to approximate a European option price for that option and makes an adjustment to account for differences between a year measured in calendar days and a year measured in business days.

The at-the-money strike price referred to above is equal to the forward price of the SPY Fund, determined based on the current price of the SPY Fund, any expected dividend payments on the SPY Fund and interest rates derived from official closing prices of Eurodollar futures. Eurodollar futures currently reference rates for 3-month USD LIBOR rates. LIBOR, which stands for "London Interbank Offered Rate," is the average interest rate estimated by leading banks in London that they would be charged if borrowing from other banks without pledging any collateral or security. On March 5, 2021, the U.K. Financial Conduct Authority, which regulates LIBOR, confirmed that 3-month USD LIBOR settings will cease to be provided by any administrator or no longer be representative immediately after June 30, 2023. In February 2021, the Chicago Mercantile Exchange ("**CME**") announced that, effective March 29, 2021, it would implement amendments to 3-month Eurodollar futures to incorporate procedures to apply from the effective date of a permanent discontinuation of 3-month USD LIBOR or from the effective date that 3-month USD LIBOR was deemed by the U.K. Financial Conduct Authority to be unrepresentative of the underlying market or economic reality (each, a "**Fallback Event**") (collectively, the "**CME Rule Amendments**"). The CME Rule Amendments provide that, on the effective date of a Fallback Event with respect to 3-month USD LIBOR, trading in the 3-month Eurodollar futures will terminate and CME will convert open positions into positions in the corresponding CME Three-Month SOFR futures. SOFR, the Secured Overnight Financing Rate, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. At this time, the Index Sponsor has not announced what changes, if any, it will make to the Index as a result of the occurrence of a Fallback Event (which may include referencing alternative futures other than CME Three-Month SOFR futures) and it is impossible to predict the effect of any such changes on the Index.

On an Index Rebalance Day, the implied volatility of the SPY Fund used to determine the exposure of the Index to the Futures Contracts is equal to the arithmetic average of the implied volatility of the SPY Fund, calculated as described above at the end of each minute during the period from and including 2:30 p.m. to but excluding 3:00 p.m. (EST) on that day.

An "**Index Rebalance Day**" generally occurs each Friday. However, if the primary exchange on which options on the SPY Fund are listed (the "**Primary Option Market**") or the Chicago Mercantile Exchange (the "**Futures Market**") is not scheduled to open on any Friday, then the Index Rebalance Day will be moved to the immediately preceding business day on which both the Primary Option Market and the Futures Market are scheduled to open. In addition, if the Primary Option Market or the Futures Market is subject to a Futures Market Disruption or an Option Market Disruption on any scheduled Index Rebalance Day, that Index Rebalance Day will be postponed to the first immediately succeeding business day on which the Primary Option Market and the Futures Market are scheduled to open that is not subject to a Futures Market Disruption or an Option Market Disruption.

A "**Futures Market Disruption**" means the occurrence of (i) an unplanned closing of the Futures Market or (ii) the suspension from trading of the Futures Contracts on the Futures Market, in each case, that the Index Calculation Agent determines is material.

An "**Option Market Disruption**" means the occurrence of (i) an unplanned closing of all the exchanges on which the options on the SPY Fund are listed, (ii) the suspension from trading of options on the SPY Fund or (iii) the suspension (temporary or not) of the data dissemination in respect of data referencing the SPY Fund from the Options Price Reporting Authority, in each case, that that the Index Calculation Agent determines as material.

Calculation and Publication of the Index Level

The level of the Index is calculated in U.S. dollars at the end of the day on each day on which the Futures Market is scheduled to be open and is not subject to a Futures Market Disruption (an "**Index Calculation Day**"). The level of the Index is rounded to two decimals.

The level of the Index is calculated by reference to the TWAP (time weighted average price) of the Index, as well as the TWAP and closing levels of a sub-index (the "**Futures Tracker**") that tracks the performance of a rolling position in the Futures Contracts, as described under "— The Futures Tracker" below.

The level of the Index was set to 1,000 on January 14, 2005, the first Index Rebalance Day. On each subsequent Index Calculation Day, the level of the Index is calculated by:

- if the current Index Calculation Day is an Index Rebalance Day, adjusting the TWAP level of the Index on that Index Rebalance Day to reflect the percentage change from the TWAP level of the Futures Tracker on the current Index Rebalance Day to the closing level of the Futures Tracker on the current Index Rebalance Day, with that percentage change scaled by the exposure of the Index to the Futures Contracts determined on the current Index Rebalance Day; or

- if the current Index Calculation Day is not an Index Rebalance Day, adjusting the TWAP level of the Index on the immediately preceding Index Rebalance Day to reflect (a) the percentage change from the TWAP level of the Futures Tracker on the immediately preceding Index Rebalance Day to the closing level of the Futures Tracker on the current Index Calculation Day, with that percentage change scaled by the exposure of the Index to the Futures Contracts determined on the immediately preceding Index Rebalance Day, and (b) the 6% per annum daily deduction that has accrued since the immediately preceding Index Rebalance Day, calculated assuming a year with 360 days.

The TWAP level of the Index was set to 1,000 on January 14, 2005. On each subsequent Index Rebalance Day, the TWAP level of the Index is calculated by adjusting the TWAP level of the Index as of the immediately preceding Index Rebalance Day to reflect (a) the percentage change from the TWAP level of the Futures Tracker on the immediately preceding Index Rebalance Day to the TWAP level of the Futures Tracker on the current Index Calculation Day, with that percentage change scaled by the exposure of the Index to the Futures Contracts determined on the immediately preceding Index Rebalance Day, and (b) the 6% per annum daily deduction that has accrued since the immediately preceding Index Rebalance Day, calculated assuming a year with 360 days.

The Futures Tracker

The Futures Tracker provides rules-based exposure to an unfunded rolling position in the Futures Contracts. The Futures Tracker generally provides exposure only to the near expiry Futures Contract. The Futures Tracker exits its notional position in the near expiry Futures Contract and enters a notional position in the next expiry Futures Contract in equal increments over a five-day rolling period each quarter shortly before the expiry of the near expiry Futures Contract. The rolling period consists of five Exposure Business Days, subject to postponement, beginning on the sixth Exposure Business Day immediately preceding the Rolling Futures Exposure Closing Day of the near expiry Futures Contract.

An "**Exposure Business Day**" is a day on which the Futures Market is scheduled to be open for its regular trading session for the Futures Contracts.

A "**Rolling Futures Exposure Business Day**" is an Exposure Business Day that is not subject to an Index Market Disruption Event.

An "**Index Market Disruption Event**" for this purpose means the non-publication of the official settlement price by the Futures Market of the Future Contract(s) used to calculate the rolling futures exposure of the Futures Tracker and any events determined by the Index Calculation Agent that materially interfere with the ability of the Index Calculation Agent to calculate a level of the Futures Tracker representative of the relevant market.

The "**Rolling Futures Exposure Closing Day**" means, in respect of a Futures Contract, the earlier of (i) the last trading day for that Futures Contract and (ii) the first notice date for that Futures Contract, in each case as specified by the Futures Market.

The closing level of the Futures Tracker was set to 1,000 on September 9, 1997. On each subsequent Rolling Futures Exposure Business Day, the closing level of the Index is calculated by adjusting the closing level of the Index on the immediately preceding Rolling Futures Exposure Business Day to reflect the weighted performance of the relevant Futures Contract(s) from their official closing prices on the immediately preceding Rolling Futures Exposure Business Day to their official closing prices on the current Rolling Futures Exposure Business Day. Outside a rolling period, the Index tracks a single Futures Contract, and a weight of 100% is assigned to that Futures Contract. During a rolling period, the weights of the Futures Contracts correspond to the weights associated with a roll from one Futures Contract to the next over five days in equal increments. If, however, an Index Market Disruption Event occurs on any Exposure Business Day during a rolling period prior to the last Exposure Business Day, then the portion of the roll will be postponed to the first Rolling Futures Exposure Business Day immediately following that Exposure Business Day. If an Index Market Disruption Event occurs on the last day of a rolling period, the roll period will be completed on that day and the Index Sponsor will calculate the closing level on that day using its good faith estimate.

The TWAP level of the Futures Tracker was set to 1,053.82 on January 7, 2005. On each subsequent Rolling Futures Exposure Business Day, the TWAP level of the Index is calculated by adjusting the closing level of the Index on the immediately preceding Rolling Futures Exposure Business Day to reflect the weighted performance of the relevant Futures Contract(s) from their official closing prices on the immediately preceding Rolling Futures Exposure Business Day to their TWAP levels on the current Rolling Futures Exposure Business Day. Outside a rolling period, the Index tracks a single Futures Contract, and a weight of 100% is assigned to that Futures Contract. During a rolling period, the weights of the Futures Contracts correspond to the weights associated with a roll from one Futures Contract to the next over five days in equal increments. If, however, an Index Market Disruption Event occurs on any Exposure Business Day during a rolling period prior to the last Exposure Business Day, then the portion of the roll will be postponed to the first Rolling Futures Exposure Business Day immediately following that Exposure Business Day. If an Index Market Disruption Event occurs on the last day of a rolling period, the roll period will be completed on that day and the Index Sponsor will calculate the TWAP level on that day using its good faith estimate.

The TWAP level of a Futures Contract on any Rolling Futures Exposure Business Day is equal to the time weighted average price of that Futures Contract as determined over a 10-minute period beginning at 3:50 PM EST (in the case of a regular trading session) or 12:50 PM EST (in the case of a half-day trading session). Prior to October 26, 2020, the TWAP level of a Futures Contract on any Rolling Futures Exposure Business Day was equal to the time weighted average price of that Futures Contract as determined over a 15-minute period beginning at 4:00 PM EST (in the case of a regular trading session) or 1:00 PM EST (in the case of a half-day trading session).

Index Committee

The Index is overseen by an index committee. The index committee will review the Index's methodology at least once in every twelve-month period, make changes to the methodology as necessary and administer any consultations for any potential material methodology changes. If any scenario not explicitly covered in the methodology occurs, the index committee will use its discretion to determine the action to be taken. The Index Sponsor has advised that any such determination will be announced to clients in advance.

Disclaimer

JPMorgan Chase & Co. or its affiliate has entered into a license agreement with the Index Sponsor that provides for an exclusive license to it and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is owned and published by the Index Sponsor, in connection with the notes.

Neither MerQube, Inc. nor any of its affiliates (collectively, "MerQube") is the issuer of the notes, and MerQube has no duties, responsibilities or obligations to investors in the notes. The Index is a product of MerQube and has been licensed for use by JPMorgan Chase & Co. and certain of its affiliated or subsidiary companies. The Index is calculated using, among other things, market data or other information ("**Input Data**") from one or more sources (each such source, a "**Data Provider**"). MerQube® is a registered trademark of MerQube, Inc. This trademark has been licensed for certain purposes by JPMorgan Chase & Co. and certain of its affiliated or subsidiary companies in the capacity as the issuer of the notes. The notes are not sponsored, endorsed, sold or promoted by MerQube, any Data Provider, or any other third party, and none of such parties make any representation regarding the advisability of investing in securities generally or in the notes particularly, nor do they have any liability for any errors, omissions or interruptions of the Input Data, the Index or any associated data. Neither MerQube nor the Data Providers make any representation or warranty, express or implied, to the owners of the notes or to any member of the public, of any kind, including regarding the ability of the Index to track market performance or any asset class. The Index is determined, composed and calculated by MerQube without regard to JPMorgan Chase & Co., its affiliated or subsidiary companies or the notes. MerQube and Data Providers have no obligation to take the needs of JPMorgan Chase & Co. or its affiliated or subsidiary companies or the owners of the notes into consideration in determining, composing or calculating the Index. Neither MerQube nor any Data Provider is responsible for and have not participated in the determination of the prices or amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be. MerQube and Data Providers have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. MerQube is not an investment advisor. Inclusion of a security within the Index is not a recommendation by MerQube to buy, sell, or hold such security, nor is it considered to be investment advice.

NEITHER MERQUBE NOR ANY OTHER DATA PROVIDER GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO (INCLUDING DATA INPUTS) OR ANY COMMUNICATION WITH RESPECT THERETO. NEITHER MERQUBE NOR ANY OTHER DATA PROVIDERS SHALL BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. MERQUBE AND ITS DATA PROVIDERS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND THEY EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO. OR ITS AFFILIATED OR SUBSIDIARY COMPANIES, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL MERQUBE OR DATA PROVIDERS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THE FOREGOING REFERENCES TO "MERQUBE" AND/OR "DATA PROVIDER" SHALL BE CONSTRUED TO INCLUDE ANY AND ALL SERVICE PROVIDERS, CONTRACTORS, EMPLOYEES, AGENTS, AND AUTHORIZED REPRESENTATIVES OF THE REFERENCED PARTY.

BACKGROUND ON E-MINI® S&P 500® FUTURES

Futures contracts are contracts that legally obligate the holder to buy or sell an asset at a predetermined delivery price during a specified future time period.

E-mini® S&P 500® futures are U.S. dollar-denominated futures contracts (the "**Futures Contracts**"), based on the S&P 500® Index, traded on the Chicago Mercantile Exchange (the "**CME**"), representing a contract unit of $50 *multiplied by* the S&P 500® Index, measured in cents per index point.

Futures Contracts listed for the nearest nine quarters, for each March, June, September and December, and the nearest three Decembers are available for trading. Trading of the Futures Contracts will terminate at 9:30 A.M. Eastern time on the third Friday of the contract month.

The daily settlement prices of the Futures Contracts are based on trading activity in the relevant contract (and in the case of a lead month also being the expiry month, together with trading activity on lead month-second month spread contracts) on the CME during a specified settlement period. The final settlement price of Futures Contracts is based on the opening prices of the component stocks in the S&P 500® Index, determined on the third Friday of the contract month.

Overview of Futures Markets

Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets. As of the date of this underlying supplement, all of the Futures Contracts are exchange-traded futures contracts. A futures contract provides for a specified settlement month in which the cash settlement is made by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long").

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The Indices are not total return indices and do not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.

At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader's profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm that is a member of the clearing house.

Futures exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.

BACKGROUND ON THE S&P 500® INDEX

All information contained in this underlying supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC ("**S&P Dow Jones**"). The S&P 500® Index is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to publish, and may discontinue publication of, the S&P 500® Index.

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol "SPX."

Composition of the S&P 500® Index

Securities must satisfy the following eligibility factors to be considered for inclusion in the S&P 500® Index. Constituent selection is at the discretion of the S&P Dow Jones's U.S. index committee (for purposes of this section, the "**Index Committee**") and is based on the eligibility criteria.

Changes to the S&P 500® Index are made as needed, with no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced with at least three business days advance notice. Less than three business days' notice may be given at the discretion of the Index Committee.

Additions to the S&P 500® Index are evaluated based on the following eligibility criteria:

- *Market Capitalization.* The unadjusted company market capitalization should be within a specified range. This range is reviewed quarterly and updated as needed to ensure they reflect current market conditions. A company meeting the unadjusted company market capitalization criteria is also required to have a security level float-adjusted market capitalization that is at least 50% of the S&P 500® Index's unadjusted company level minimum market capitalization threshold. For spin-offs, S&P 500® Index membership eligibility is determined using when-issued prices, if available.

- *Liquidity.* Using composite pricing and volume, the ratio of annual dollar value traded (defined as average closing price multiplied by historical volume over the last 365 calendar days) to float-adjusted market capitalization should be at least 1.00, and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date.

- *Domicile.* Only common stocks of U.S. companies are eligible. For index purposes, a U.S. company has the following characteristics:

  - the company files 10-K annual reports;

  - the U.S. portion of fixed assets and revenues constitutes a plurality of the total, but need not exceed 50%. When these factors are in conflict, fixed assets determine plurality. Revenue determines plurality when there is incomplete asset information. Geographic information for revenue and fixed asset allocations are determined by the company as reported in its annual filings. If these criteria are not met, or if they are ambiguous, S&P Dow Jones may still deem the company to be a U.S. company for index purposes if its primary listing, headquarters and incorporation are all in the United States and/or "a domicile of convenience" (Bermuda, Channel Islands, Gibraltar, islands in the Caribbean, Isle of Man, Luxembourg, Liberia or Panama); and

- the primary listing is on an eligible U.S. exchange as described under "Exchange Listing" below.

In situations where the only factor suggesting that a company is not a U.S. company is its tax registration in a "domicile of convenience" or another location chosen for tax-related reasons, S&P Dow Jones normally determines that the company is still a U.S. company. The final determination of domicile eligibility is made by the Index Committee.

- *Public Float.* There should be a public float of at least 50% of the company's stock.

- *Sector Classification.* The company is evaluated for its contribution to sector balance maintenance, as measured by a comparison of each GICS® sector's weight in the S&P 500® Index with its weight in the S&P U.S. Total Market Index, in the market capitalization range. The S&P U.S. Total Market Index is a float-adjusted, market-capitalization weighted index designed to track the broad U.S. equity market, including large-, mid-, small- and micro-cap stocks.

- *Financial Viability.* The sum of the most recent four consecutive quarters' Generally Accepted Accounting Principles ("**GAAP**") earnings (net income excluding discontinued operations) should be positive as should the most recent quarter. For equity real estate investment trusts ("**REITs**"), financial viability is based on GAAP earnings and/or Funds From Operations, if reported.

- *Treatment of IPOs.* Initial public offerings should be traded on an eligible exchange for at least 12 months before being considered for addition to the S&P 500® Index. Spin-offs or in-specie distributions from existing constituents do not need to be seasoned for 12 months prior to their inclusion in the S&P 500® Index.

- *Exchange Listing.* A primary listing on one of the following U.S. exchanges is required: the New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Ineligible exchanges include the OTC Bulletin Board and Pink Sheets.

- *Organizational Structure and Share Type.* Eligible organizational structures and share types are corporations (including equity and mortgage REITS) and common stock (i.e., shares). Ineligible organizational structures and share types include, but are not limited to, business development companies, limited partnerships, master limited partnerships, limited liability companies, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, special purpose acquisition companies, tracking stocks, preferred and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American Depositary Receipts.

  As of July 2017, the securities of companies with multiple share class structures (including companies with listed and unlisted share classes) are no longer eligible to be added to the S&P 500® Index, but securities already included in the S&P 500® Index have been grandfathered and are not affected by this change.

Removals from the S&P 500® Index are evaluated based as follows:

- A company involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria is deleted from the S&P 500® Index at a time announced by S&P Dow Jones, normally at the close of the last day of trading or expiration of a tender offer. Constituents that are halted from trading may be kept in the index until trading resumes, at the discretion of the Index Committee. If a stock is moved to the pink sheets or the bulletin board, the stock is removed.

Any company that is removed from the S&P 500® Index (including discretionary and bankruptcy/exchange de-listings) must wait a minimum of one year from its index removal date before being reconsidered as a replacement candidate.

- A company that substantially violates one or more of the eligibility criteria may be deleted at the discretion of the Index Committee. S&P Dow Jones believes turnover in membership in the S&P 500® Index should be avoided when possible. At times a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the S&P 500® Index, not for continued membership. As a result, a constituent that appears to violate criteria for addition to the S&P 500® Index is not deleted unless ongoing conditions warrant an index change. When a stock is removed from the S&P 500® Index, S&P Dow Jones explains the basis for the removal.

Current constituents of an S&P Composite 1500® component index (the S&P 500® Index, the S&P MidCap 400® Index and the S&P SmallCap 600® Index) can be migrated from one S&P Composite 1500® component index to another provided they meet the unadjusted company level market capitalization eligibility criteria for the new index. Migrations from one S&P Composite 1500® component index to another do not need to meet the financial viability, liquidity, or 50% of the respective index's unadjusted company level minimum market capitalization threshold criteria. Companies that are spun-off from current index constituents do not need to meet the outside addition criteria, but they should have a total market cap representative of the S&P 500® Index.

Calculation of the S&P 500® Index

The S&P 500® Index is a float-adjusted market capitalization-weighted index. On any given day, the value of the S&P 500® Index is the total float-adjusted market capitalization of the S&P 500® Index's constituents *divided* by its divisor. The float-adjusted market capitalization reflects the price of each stock in the S&P 500® Index *multiplied* by the number of shares used in the index value calculation.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to adjust each company's total shares outstanding for long-term, strategic shareholders, whose holdings have interests such as maintaining control rather than the shorter-term economic fortunes of the company. Generally, these long-term strategic shareholders include, but are not limited to, officers and directors, private equity, venture capital & special equity firms, asset managers and insurance companies with board of director representation, other publicly traded companies that hold shares, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings, and investment plans, foundations or family trusts associated with the company, government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Restricted shares are generally not included in total shares outstanding except for shares held as part of a lock-up agreement. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor ("**IWF**"), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the S&P 500® Index.

Divisor. Continuity in index values of the S&P 500® Index is maintained by adjusting its divisor for all changes in its constituents' share capital after its base date. This includes additions and deletions to the S&P 500® Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of the S&P 500® Index's divisor over time is, in effect, a chronological summary of all changes affecting the base capital of the S&P 500® Index. The divisor of the S&P 500® Index is adjusted such that the index value of the S&P 500® Index at an instant just prior to a change in base capital equals the index value of the S&P 500® Index at an instant immediately following that change.

Maintenance of the S&P 500® Index

Changes to the composition of the S&P 500® Index are made on an as-needed basis. There is no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Index additions and deletions are announced with at least three business days advance notice. Less than three business days' notice may be given at the discretion of the Index Committee.

Quarterly Update. Share counts are updated to the latest publicly available filings on a quarterly basis. IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule, regardless of whether there is an associated share change.

Share/IWF Reference Date and Freeze Period. A reference date, after the market close five weeks prior to the third Friday in March, June, September and December, is the cutoff for publicly available information used for quarterly shares outstanding and IWF changes. All shares outstanding and ownership information contained in public filings and/or official sources dated on or before the reference date are included in that quarter's update. In addition, there is a freeze period on a quarterly basis for any changes that result from the accelerated implementation rule. The freeze period begins after the market close on the Tuesday prior to the second Friday of each rebalancing month (i.e. March, June, September and December) and ends after the market close on the third Friday of the rebalancing month.

Pro-forma files for float-adjusted market capitalization indices are generally released after the market close on the first Friday, two weeks prior to the rebalancing effective date. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 5, the share/IWF freeze period will begin after the close of trading on Tuesday, March 9, and will end after the close of trading the following Friday, March 19 (i.e. the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed and the accelerated implementation rule is suspended, except for mandatory corporate action events (such as merger activity, stock splits, and rights offerings). The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period, all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee's discretion.

The table below summarizes types of index maintenance adjustments and indicates whether or not a divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	The spin-off is added to the S&P 500® Index on the ex-date at a price of zero.	No

Type of Corporate Action	Comments	Divisor Adjustment
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the S&P 500® Index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend, the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market capitalization measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P Dow Jones so that there is no change in the market value of the relevant component. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Governance of the S&P 500® Index

The S&P 500® Index is maintained by the Index Committee. All Index Committee members are full-time professional members of S&P Dow Jones' staff. The Index Committee meets monthly. At each meeting, the Index Committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the S&P 500® Index to the market, companies that are being considered as candidates for addition to an S&P 500® Index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

BACKGROUND ON THE SPDR® S&P 500® ETF TRUST

All information contained in this underlying supplement regarding the SPDR® S&P 500® ETF Trust (the "**SPY Fund**") has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, State Street Global Advisors Trust Company ("**SSGA TC**"), as trustee of the SPY Fund, and PDR Services LLC ("**PDRS**"), as sponsor of the SPY Fund. The SPY Fund is a unit investment trust that issues securities called "Units." The SPY Fund trades on the NYSE Arca, Inc. under the ticker symbol "SPY."

The SPY Fund seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index. For more information about the S&P 500® Index, please see "Background on the S&P 500® Index" in this underlying supplement. The SPY Fund seeks to achieve its investment objective by holding a portfolio of the common stocks that are included in the S&P 500® Index, with the weight of each stock in the portfolio substantially corresponding to the weight of that stock in the S&P 500® Index. At any time, the portfolio of the SPY Fund will consist of as many of the component stocks of the S&P 500® Index as is practicable. To maintain the correspondence between the composition and weightings of the stocks held by the SPY Fund and the component stocks of the S&P 500® Index, SSGA TC or its parent company, State Street Bank and Trust Company ("**SSBT**") adjusts the portfolio of the SPY Fund from time to time to conform to periodic changes to the identity and/or relative weightings of the component stocks of the S&P 500® Index. SSGA TC or SSBT aggregates certain of these adjustments and makes changes to the portfolio of the SPY Fund at least monthly, or more frequently in the case of significant changes to the S&P 500® Index.

While the SPY Fund is intended to track the performance of the S&P 500® Index as closely as possible (*i.e.*, to achieve a high degree of correlation with the S&P 500® Index), the return of the SPY Fund may not match or achieve a high degree of correlation with the return of the S&P 500® Index due to expenses and transaction costs incurred in adjusting the SPY Fund's portfolio. In addition, it is possible that the SPY Fund may not always fully replicate the performance of the S&P 500® Index due to the unavailability of certain component stocks of the S&P 500® Index in the secondary market or due to other extraordinary circumstances *(e.g.*, if trading in a security has been halted).

The SPY Fund is an investment company registered under the Investment Company Act of 1940, as amended. Information provided to or filed with the SEC by the SPY Fund pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at http://www.sec.gov.

SUPPLEMENTAL TERMS OF NOTES

The following supplemental terms of the notes supplement, and to the extent they are inconsistent, supersede, the description of the general terms of the debt securities set forth in the accompanying product supplement. Except as noted below, capitalized terms used in this section without definitions are as defined in "The MerQube US Large-Cap Vol Advantage Index" above.

Postponement of a Determination Date

Notes Linked Solely to the Index

Notwithstanding any contrary provision in the accompanying product supplement, for notes linked solely to the Index, the following provisions will apply. If a Determination Date is a Disrupted Day (as defined in the accompanying product supplement), the applicable Determination Date will be postponed to the immediately succeeding scheduled trading day that is not a Disrupted Day.

In no event, however, will any Determination Date be postponed to a date that is after the applicable Final Disrupted Determination Date (as defined in the accompanying product supplement). If a Determination Date is or has been postponed to the applicable Final Disrupted Determination Date and that day is a Disrupted Day, the calculation agent will determine the closing level of the Index for that Determination Date on that Final Disrupted Determination Date in accordance with the formula for and method of calculating the closing level of the Index last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the official settlement price and/or time weighted average price (or, if trading in the relevant futures contract has been materially suspended or materially limited, the calculation agent's good faith estimate of the relevant price that would have prevailed but for that suspension or limitation or non-trading day) on that Final Disrupted Determination Date of the futures contract(s) included in the Index.

Notes Linked to the Index and Other Reference Assets

If the notes are linked to the Index and other reference assets, the provisions relating to postponement of a Determination Date as set forth in the accompanying product supplement will apply, except that if a Determination Date is or has been postponed to the applicable Final Disrupted Determination Date and, on that day, the closing level of the Index has not been established in accordance with the postponement provisions of the accompanying product supplement that apply prior to the applicable Final Disrupted Determination Date, the closing level of the Index for that Determination Date will be determined by the calculation agent on the applicable Final Disrupted Determination Date in accordance with the formula for and method of calculating the closing level of the Index last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the official settlement price and/or time weighted average price (or, if trading in the relevant futures contract has been materially suspended or materially limited, the calculation agent's good faith estimate of the relevant price that would have prevailed but for that suspension or limitation or non-trading day) on that Final Disrupted Determination Date of the futures contract(s) included in the Index.

Additional Defined Terms

Notwithstanding any contrary definition in the accompanying product supplement, with respect to the Index or any relevant successor index, a "**scheduled trading day**" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which:

(a) the relevant exchange for the Index or that successor index, as applicable, is scheduled to be open for trading for its regular trading session;

(b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close; and (c)	the Index or that successor index, as applicable, is scheduled to calculate and publish the closing level of the Index (or that successor index).

Notwithstanding any contrary definition in the accompanying product supplement, with respect to the Index or any relevant successor index, a "**trading day**" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which:

(a)	trading is generally conducted on the relevant exchange for the Index or that successor index, as applicable;

(b)	banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close; and

(c)	the Index or that successor index, as applicable, is scheduled to calculate and publish the closing level of the Index (or that successor index).

Notwithstanding anything to the contrary in the accompanying product supplement, with respect to the Index or any relevant successor index, "**relevant exchange**" means the primary exchange or market of trading for the futures contract(s) then included in the Index or that successor index, as applicable.

Market Disruption Events

Notwithstanding any contrary provision in the accompanying product supplement, the following provisions will apply to notes linked in whole or in part to the Index. With respect to the Index (or any relevant successor index), a "**market disruption event**," unless otherwise specified in the relevant terms supplement, means:

(1)	any termination or suspension of, or limitation on, trading imposed by the relevant exchange for the Index (or that successor index);

(2)	a failure by the relevant exchange for the Index (or that successor index) to calculate and publish the official settlement price of the futures contract(s) included in the Index (or that successor index) on any day upon which the official settlement price of that futures contract is scheduled to be calculated and published by the relevant exchange;

(3)	the closure of the relevant exchange for the Index (or that successor index) prior to its scheduled closing time unless such earlier closing time is announced at least one hour prior to the actual closing time;

(4)	the failure of any relevant exchange for the Index (or that successor index) to open;

(5)	any other event that disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for the futures contract included in the Index (or that successor index);

(6)	the failure of the sponsor of the Index (or that successor index) to calculate and publish the closing level of the Index (or that successor index),

in each case as determined by the calculation agent in its sole discretion; and

·	a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with the Issuer's ability or the ability of any of its affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A limitation on the hours or number of days of trading will not constitute a market disruption event with respect to the Index or any relevant successor index if the limitation results from an announced change in the regular business hours of the relevant exchange or market.

Discontinuation of the Index; Alteration of Method of Calculation

The provisions relating to the discontinuation of the Index as set forth in the accompanying product supplement will apply, except that if the calculation agent is to determine the closing level of the Index for any day because no successor index for the Index is available at that time, or the calculation agent has previously selected a successor index for the Index and publication of that successor index is discontinued prior to, and that discontinuation is continuing on, that day, then the closing level of the Index for that day will be computed by the calculation agent in accordance with the formula for and method of calculating the Index or that successor index, as applicable, last in effect prior to that discontinuation, and giving effect to the Index methodology for rolling from one futures contract to the next over time.